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                                                                   EXHIBIT 99.10



       FORM OF NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF SYNETIC, INC.
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                              [SYNETIC, INC. LOGO]
                                669 RIVER DRIVE
                         ELMWOOD PARK, NEW JERSEY 07407


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD JULY 23, 1999

To the Stockholders of Synetic:

     NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Synetic, Inc. will be held at Saddle Brook Marriott Hotel, Garden State Parkway at Interstate 80 in Saddle Brook, New Jersey on July 23, 1999, at 9:30 a.m., local time, for the following purposes:

     1. To consider and vote upon a proposal to issue up to 18,202,213 shares of Synetic Common Stock in exchange for shares of Medical Manager Common Stock pursuant to the merger agreement between Synetic and Medical Manager. As a result of this transaction, Medical Manager will become a wholly owned subsidiary of Synetic.

     2. To consider and vote upon a proposal, as contemplated by the merger agreement, regarding the amendment and restatement of Article One of the Synetic Certificate of Incorporation, effective at the effective time of the merger, with the effect of changing the name of Synetic to "Medical Manager Corporation".

     3. To consider and vote upon a proposal, regarding the amendment and restatement of Article Four of the Synetic Certificate of Incorporation, effective at the effective time of the merger, with the effect of increasing the number of authorized shares of capital stock of Synetic to 310,000,000, with 300,000,000 designated as Synetic Common Stock.

     4. To consider and vote upon a proposal, regarding the amendment and restatement of Article Nine of the Synetic Certificate of Incorporation, effective at the effective time of the merger, with the effect of deleting the last clause of Article Nine which states "provided that the Board of Directors may not amend the By-Laws to increase the number of directors above twelve."

     5. To consider and vote upon a proposal to grant options to purchase 650,000 shares of Synetic Common Stock to each of Messrs. Michael A. Singer and John H. Kang under the terms of their employment agreements.

     A copy of the merger agreement and of the proposed Amended and Restated Certificate of Incorporation of Synetic are attached as Annex A and Annex D, respectively, to the accompanying Joint Proxy Statement/Prospectus.

     Only stockholders of record at the close of business on June 21, 1999 will be entitled to vote at the Synetic Special Meeting. The stock transfer books will not be closed.

     All stockholders are cordially invited to attend the Synetic Special Meeting in person. However, to ensure your representation at the Synetic Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

                                   By Order of the Board of Directors,

                                   Charles A. Mele
                                   Secretary

Elmwood Park, New Jersey
June 24, 1999

WHETHER OR NOT YOU PLAN TO ATTEND THE SYNETIC SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.